FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2007

(Santiago, Chile, August 3, 2007) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the first quarter ended June 30, 2007. All figures are expressed in Chilean pesos as of June 30, 2007. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$526.86) and UF1.00= Ch$ 18,624.17 as of June 30, 2007.

Madeco Highlights

  For the second quarter of the year, the Company reported net income of Ch$6,301 million, 54.0% less than the Ch$13,708 million reported for same period of 2006. Operating income decreased from Ch$21,726 million to Ch$11,752 million due to higher operational costs and the lack of extraordinary operational gains obtained in 2006 (this extraordinary gain, that was estimated at Ch$6,500 million, was explained by the sharp rise in the copper price in 2Q06). The charge for income taxes decreased by Ch$959 million. The charges related to minority interest and others increased by Ch$508 million. These lower utilities were offset by a lower charge for the non-operating income of Ch$2.119 million.

  Revenues in 2Q07 increased by 1.8% compared to 2Q06, reaching Ch$162,969 million. This increase is explained by sales associated with the Company’s acquisitions in the beginning of 2007, as well as increased prices of raw materials (7.1% and 4.1% for copper and aluminum, compared to 2006 respectively). In spite of these positive effects, the Brass Mills unit and the copper rod division showed significant reductions in their revenues of 23.3% and 20.2%, respectively, compared to 2Q06.

  Operating income in 2Q07 decreased by 45.9% reaching Ch$11,752 million. This was mostly attributable to a decline of 31.9% in gross income (explained mostly by higher energy and operational costs and increased raw material prices), an increase of 7.9% in selling, general and administrative expenses, lack of the extraordinary operational gain mentioned above and lower margins obtained by the Brass Mills Unit. The decrease in operating income was partially offset by higher sales volumes compared to the same period of 2006.

  As of the second quarter of 2007, cash and cash equivalents was Ch$14,762 million compared to Ch$7,470 million in 2Q06. This is explained by higher net cash flow from operating activities and higher initial cash level, partially offset by lower cash flow from financing and higher in investing activities.

  As was communicated after the Annual and Extraordinary Shareholders’ Meetings (both celebrated on April 24, 2007) the Company changed its dividend policy of net income distribution from 50% to 30% and absorbed its accumulated losses by a charge to the Company’s share capital. This loss absorption would allow the Company to pay dividends in 2008.

  Highlights of the Income Statement (Exhibit 1 and 2)
Net Income Net income for 2Q07 reached Ch$6,306 million, 54.0% lower than the Ch$13,710 million produced the year before. This was mainly due to lower operating income of Ch$9,974 million (-45.9%) compared to the second quarter of 2006. The reduction was partially offset by a decrease in non-operating losses of Ch$2,119 million and lower charges for income tax, minority interest and others of Ch$451 million.

Revenues Revenues in 2Q07 were Ch$162,969 million, a 1.8% increase over the same period of the previous year. The increase in consolidated revenues is basically explained by higher copper and aluminum prices during 2007 and the contribution from the new consolidating companies (Peruplast, Tech Pak y Cedsa) which have an addition effect of Ch$17,789 million. Sales volumes showed an increase of 3,232 tonnes (includes volumes of the new consolidating companies), 8.7% above 2Q06 with an effect on sales of Ch$2,899 million, in spite of lower volumes sold in the Brass Mills unit and copper rod division (2,005 tonnes and 2,321 tonnes respectively).

Gross Income Gross income in 2Q07 was Ch$19,996 million, 31.9% lower than the Ch$29,366 million reported in 2Q06 as a result of a 9.4% increase in cost of sales and a 1.8% increase in revenues. The increase in the cost of sales is basically due to the higher cost of principal raw materials, like copper and aluminum. The rise in the average copper price (LME) in the second quarter of 2007 was 7.1% in dollar terms (from US$7,210 to US$7,642 per tonne) compared to the average price in the same quarter of 2006; in the case aluminum, the rise was 4.1%, also in dollar terms (from US$2,654 to US$2,762 per tonne).

Operating Income Operating income for 2Q07 amounted to Ch$11,752 million, 45.9% lower than the Ch$21,726 million obtained in the same period the year before. The reduction in operating income is explained by a decrease of 31.9% in gross income, the lack of extraordinary operational gains mentioned above, lower margins in the Brass Mills unit and an increase of 7.9% in selling, general and administrative expenses as a result of the higher turnover, costs involved in the implementation of the Sarbanes Oxley Act and the consolidating expenses of Peruplast, Tech Pak and Cedsa.

Non-Operating Result The Company’s non-operating losses for 2Q07 amounted to Ch$2,975 million, 41.6% lower than the losses of Ch$5,094 million reported in 2Q06. This is basically due to a profit of Ch$188 million in foreign exchange differences and price-level restatement results compared to the loss of Ch$1,626 million of the year before. The higher gain from exchange differences in the 2Q07 is principally the result of the higher appreciation of the Brazilian Real (BRL) compared to 2Q06, as well as the appreciation of the Colombian Peso. In addition to this effect, the net charge for interest expense decreased during this quarter, due to lower expenses related to Company’s bonds (that were reduced in 2007), and higher income from interest income.

Income Tax During 2Q07, income tax amounted to Ch$1,564 million, compared to Ch$2,523 million in the same period of the year before, as a result of lower profits before taxes during the period.

Minority Interest The Company’s minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) amounted to Ch$924 million in 2Q07 compared to Ch$405 million in 2Q06, as a result of the addition of Cedsa, Peruplast and Tech Pak (Peruplast and Tech Pak consolidate with Alusa).

  Analysis by Business Unit (Exhibits 3 to 6)
Wire and Cable Revenues reached by this unit in 2Q07 amounted to Ch$101,334 million, of which Ch$18,688 million came from sales of copper rod and Ch$82,646 million from sales of cables. Sales volume increased by 19.6% due to an increase in aluminum cables sold in Brazil and Argentina (2.9% and 206.5%, respectively) and the addition of Cedsa (Ch$6,688 million or 1,177 tonnes). These volumes were partially offset by reduced sales of copper rod in Peru and Chile of 43.4% and 18.9%, respectively, and lower sales of copper cables in Brazil of 9.7%.

The cost of sales amounted to Ch$88,494 million in 2Q07, 7.3% higher than the Ch$82,451 million reported the year before. This increase was principally due to the increased volume sold and to the increased LME copper and aluminum prices which rose by 7.1% and 4.1% respectively, in dollar terms.

Gross Income decreased by 29.6% from Ch$18,232 to Ch$12,840 in 2Q07, as the result of higher prices of raw materials, higher operational costs and the lack of the extraordinary gains compared to 2Q06.

Selling, general and administrative expenses rose by 4.1% in 2Q07 (from Ch$4,606 million to Ch$4,799 million), as the result of the increased sales activity, the higher costs involved in the implementation of the Sarbanes Oxley Act and the consolidating expenses related to Cedsa.

Operating income totaled Ch$8,041 million in 2Q07 compared to Ch$13,626 million in 2Q06, a decrease of 41.0%, explained by lower gross income and higher selling, general and administrative expenses in cables and copper rod divisions.

Brass Mills Revenues in 2Q07 reached to Ch$29,168 million, 23.3% lower than the Ch$38,038 million reported in 2Q06. This was due to a reduction in volumes sold in the Chilean and Argentinean markets, as well as a reduction in export sales. These effects were partially offset by the higher price of copper in 2Q07 compared to 2Q06.

Cost of sales showed a decrease of 10.5% as a result of the lower sales volume. However, these costs increased from 80.8% to 94.3%, as percentage of sales, due to higher prices of energy and operational costs, as well as higher prices of raw materials.

Gross income was reduced by 77.4% in 2Q07, explained principally by lower sales, higher cost of sales (in terms of percentage of sales) and the lack of the extraordinary gain observed in 2Q06 as a result of the abrupt rise in copper prices.

Selling, general and administrative expenses decreased by 7.4%, from Ch$1,419 million to Ch$1,314 million. On the other hand, as a percentage of sales expenses increased from 3.7% to 4.5%.

Operating income amounted to Ch$337 million in 2Q07 compared to Ch$5,879 million in 2Q06, due to the lower sales volume and lower margins.

Flexible Packaging Revenues increased by 93.0%, from Ch$11,887 million to Ch$22,947 million, including the revenues of Peruplast and Tech Pak subsidiaries of Ch$11,975 million. Sales volume increased by 157.2% in 2Q07 (Chile rose by 5.8% and Argentina by 6.1%). The sales volumes of Peruplast and Tech Pak reached 5,910 tonnes (after eliminating inter-company sales), making up a 58.8% of the total Unit’s sales volume in 2Q07.

Cost of sales rose by 97.7%, from Ch$9,850 million to Ch$19,469 million. These costs include Peruplast and Tech Pak subsidiaries which amounted to Ch$10,116 million. In addition, as a percentage of sales, costs increased from 82.9% to 84.8%.

Gross income increased by 70.7% from Ch$2,037 million in 2Q06, mainly due to the consolidation of the Peruvian subsidiaries. However, as a percentage of sales, the margin decreased from 17.1% to 15.2%, partially explained by higher costs of energy and raw materials (aluminum, propylene, etc.) and higher labor costs in Argentina.

Selling, general and administrative expenses rose by Ch$1,114 million from Ch$763 million in 2Q06, an increase of 46.0% (the Peruvian subsidiaries represented 36.7% of the Unit’s expenses). In spite of higher expenses, as a percentage of sales, SG&A decreased from 6.4% to 4.9% in 2Q07.

Operating income in 2Q07 was Ch$2,364 million compared to Ch$1,274 million in 2Q06.

Aluminum Profiles Revenues in 2Q07 increased by 0.6% compared to 2Q06, from Ch$9,459 million to Ch$9,520 million. The increased revenues are explained by higher prices (aluminum prices in dollar terms, increased around 4.1% during the second quarter compared to 2006), in spite of lower sales volume (volumes decreased by 22.6% compared to 2Q06).

Cost of sales decreased by 2.2%, from Ch$7,658 million to Ch$7,488 million. As percentage of sales, the Unit’s costs decreased from 81.0% to 78.7%, although the Company incurred raw materials costs.

Gross income in 2Q07 increased by 12.8% compared to Ch$1,801 million in 2Q06. As a percentage of sales, the ratio increased from 19.0% to 21.3% in 2Q07.

Selling, general and administrative expenses increased by 19.7%, from Ch$854 million to Ch$1,022 million due to the higher sales activity. In addition, as a percentage of sales, expenses increased from 9.0% to 10.7% during the second quarter of 2007.

Operating income for 2Q07 was Ch$1,010 million, 6.7% higher than the Ch$947 million reported in 2Q06, due to the higher gross income, although selling, general and administrative expenses also increased which partially offset this effect.

  Balance Sheet Analysis (Exhibit 7)
Assets The Company’s assets as of June 30, 2007 amounted to Ch$486,466 million, an increase of Ch$434,742 million reported as of June 30, 2006.

Current Assets

Amounted to Ch$284,748 million, 19.6% higher than June 2006, mainly explained by higher accounts receivable (Ch$15,128 million), inventories (Ch$19,889 million, as a result of the incorporation of new companies which added Ch$14,779 million to inventories and the higher price of raw materials), and to a lesser extent, an increase in cash (Ch$8,097 million, mainly due to a higher initial cash balance and to lower needs in financing variations of working capital, as was required in 2Q06 when the price of copper suffered an abrupt change).

Fixed Assets

Amounted to Ch$167,550 million, a net increase of Ch$14,930 million over 2Q06, mainly due to the effect of the acquisition of machinery and equipment of Ch$23,957 million, an increase of Ch$8,906 in buildings and infrastructure, offset by depreciation for the period of Ch$28,996 million. The variations are mainly explained by new acquisitions, which added Ch$18,824 million to fixed assets.

Other Assets

Amounted to Ch$34,167 million, a 22.4% decrease (or -Ch$9,853 million) compared to 2Q06, mainly due to the consolidation of equity companies investments accounts of Peruplast and Tech Pak.

Liabilities Total liabilities as of June 30, 2007 amounted to Ch$195,711 million an increase of 11.8% compared to June 2006.

Bank Debt

Amounted to Ch$95,906 million at June 2007, representing an increase of 5.8% (Ch$5,232 million) compared to the previous year. This reflects mainly Alusa’s greater needs to finance the new acquisitions at the beginning of the year.

On June 5, 2006, Madeco signed a US$50 million 5-year club deal. In December 2006, the first installment of this loan (US$4 million) was repaid and 2 installments totaling US$8 million prepaid. On June 30th, 4 installments amounting to US$16 million (corresponding to the 100% of the short term component of the club deal) were paid.

Bonds

Bonds payable amounted to Ch$22,904 million as of June 2007 which correspond to the D Series whose last repayment is scheduled for December 2011. The bonds outstanding were reduced by 16.5% with respect to the prior year due to pay down in December 2006 and June 2007. These bonds are payable semi-annually (principal and interest) and bear interest of UF + 5% per annum.

Shareholders’ Equity As of June 30, 2007 shareholders’ equity was Ch$265,041 million, which represents a 6.7% increase over June 2006.

Paid Capital

Amounted to Ch$212,179 million at June 2007, which is lower than the Ch$266,226 million reported as of June 2006, due mainly to the absorption of accumulated losses, which represented a charge of Ch$51,353 million (this reduction was approved at the Extraordinary Shareholders’ Meeting held in April, 2007).

Share Premium

Amounted to Ch$40,851 million, varying slightly from the Ch$40,848 million reported in June 2006.

Other Reserves

Decreased by Ch$6,721 million from Ch$1,175 million in 2Q06, due to a lower valuation of foreign investments in accordance with the Chilean accounting norm N°64.

Accumulated Losses

Since April 24, 2007, the Company no longer has accumulated losses as was approved at the Extraordinary Shareholders’ Meeting. The previous balance was eliminated by a reduction in Paid Capital and 2006 net income.

For further information contact:

Pablo M. Araya

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Second Quarter)

	Ch$ millions			US$ millions (1)
	2Q06	2Q07	% Change	2Q06	2Q07	% Change

Revenues	160,067	162,969	1.8%	297	309	4.2%
COGS	(130,699)	(142,968)	9.4%	(242)	(271)	12.0%
Gross Income	29,368	20,001	-31.9%	54	38	-30.3%
SG&A	(7,642)	(8,249)	7.9%	(14)	(16)	10.5%
Operating Income	21,726	11,752	-45.9%	40	22	-44.6%

Financial income	663	698	5.3%	1	1	7.9%
Equity in earning (losses) of related companies	122	3	-97.7%	0	0	270.3%
Other non-operating income	80	(60)	-174.8%	0	(0)	-176.6%
Financial expenses	(3,355)	(2,917)	-13.0%	(6)	(6)	-11.0%
Positive goodwill amortization	(452)	(426)	-5.8%	(1)	(1)	-3.5%
Other non-operating expenses	(526)	(390)	-25.8%	(1)	(1)	-24.0%
Price-level restatement	(1,626)	118	-107.2%	(3)	0	-2612.9%
Non-Operating Results	(5,094)	(2,975)	-41.6%	(9)	(6)	53.4%

Income (Loss) before income taxes	16,632	8,777	-47.2%	31	17	-46.0%
Income tax	(2,523)	(1,564)	-38.0%	(5)	(3)	-36.5%
Minority interest	(405)	(924)	128.2%	(1)	(2)	133.6%
Negative goodwill amortization	7	18	N/A	0	0	N/A
Net Income (Loss)	13,710	6,306	-54.0%	25	12	-52.9%

Gross Margin	18.3%	12.3%	-	18.3%	12.3%	-
SG&A / Sales	4.8%	5.1%	-	4.8%	5.1%	-
Operating Margin	13.6%	7.2%	-	13.6%	7.2%	-

1 Exchange rate on June 30 2007 US$1.00 = 526.86
Exchange rate on June 30 2006 US$1.00 = 539.44

Exhibit 2: Consolidated Income Statement
(Six Months Ended June-2007)

	Ch$ millions			US$ millions (1)
	YTD Jun 05	YTD Jun 06	% Change	YTD Jun 05	YTD Jun 06	% Change

Revenues	283,642	317,766	12.0%	526	603	14.7%
COGS	(238,259)	(279,268)	17.2%	(442)	(530)	20.0%
Gross Income	45,383	38,498	-15.2%	84	73	-13.1%
SG&A	(13,727)	(15,849)	15.5%	(25)	(30)	18.2%
Operating Income	31,656	22,649	-28.5%	59	43	-26.7%

Financial income	915	1,280	39.9%	2	2	43.2%
Equity in earning (losses) of related companies	286	7	N/A	1	0	N/A
Other non-operating income	434	591	36.1%	1	1	39.4%
Financial expenses	(5,785)	(6,045)	4.5%	(11)	(11)	7.0%
Positive goodwill amortization	(895)	(870)	-2.8%	(2)	(2)	-0.4%
Other non-operating expenses	(1,097)	(990)	-9.8%	(2)	(2)	-7.6%
Price-level restatement	122	874	618.6%	0	2	635.7%
Non-Operating Results	(6,021)	(5,154)	-14.4%	(11)	(10)	0.1%

Income (Loss) before income taxes	25,635	17,495	-31.8%	48	33	-30.1%
Income tax	(4,385)	(2,872)	-34.5%	(8)	(5)	-32.9%
Minority interest	(819)	(1,673)	104.4%	(2)	(3)	109.3%
Negative goodwill amortization	14	26	N/A	0	0	N/A
Net Income (Loss)	20,445	12,975	-36.5%	38	25	-35.0%

Gross Margin	16.0%	12.1%	-	16.0%	12.1%	-
SG&A / Sales	4.8%	5.0%	-	4.8%	5.0%	-
Operating Margin	11.2%	7.1%	-	11.2%	7.1%	-

1 Exchange rate on June 30 2007 US$1.00 = 526.86
Exchange rate on June 30 2006 US$1.00 = 539.44

Exhibit 3: EBITDA by Business Unit
(Second Quarter)

Second Quarter 2006
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	28,653	72,030	38,038	11,887	9,459	160,067
COGS	(24,217)	(58,234)	(30,740)	(9,850)	(7,658)	(130,699)
Gross Income	4,436	13,796	7,298	2,037	1,801	29,368
SG&A	(114)	(4,492)	(1,419)	(763)	(854)	(7,642)
Operating Income	4,322	9,304	5,879	1,274	947	21,726
EBITDA	4,358	11,258	6,495	1,914	1,215	25,240

Gross Margin	15.5%	19.2%	19.2%	17.1%	19.0%	18.3%
SG&A / Sales	0.4%	6.2%	3.7%	6.4%	9.0%	4.8%
EBITDA Margin	15.2%	15.6%	17.1%	16.1%	12.8%	15.8%

Segment Contribution
% Revenues	17.9%	45.0%	23.8%	7.4%	5.9%	100.0%
% EBITDA	17.3%	44.6%	25.7%	7.6%	4.8%	100.0%

Second Quarter 2007
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	18,688	82,646	29,168	22,947	9,520	162,969
COGS	(18,314)	(70,180)	(27,517)	(19,469)	(7,488)	(142,968)
Gross Income	374	12,466	1,651	3,478	2,032	20,001
SG&A	50	(4,849)	(1,314)	(1,114)	(1,022)	(8,249)
Operating Income	424	7,617	337	2,364	1,010	11,752
EBITDA	463	9,396	936	3,337	1,301	15,433

Gross Margin	2.0%	15.1%	5.7%	15.2%	21.3%	12.3%
SG&A / Sales	-0.3%	5.9%	4.5%	4.9%	10.7%	5.1%
EBITDA Margin	2.5%	11.4%	3.2%	14.5%	13.7%	9.5%

Segment Contribution
% Revenues	11.5%	50.7%	17.9%	14.1%	5.8%	100.0%
% EBITDA	3.0%	60.9%	6.1%	21.6%	8.4%	100.0%

2007 versus 2006
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-34.8%	14.7%	-23.3%	93.0%	0.6%	1.8%
COGS	-24.4%	20.5%	-10.5%	97.7%	-2.2%	9.4%
Gross Income	-91.6%	-9.6%	-77.4%	70.7%	12.8%	-31.9%
SG&A	-143.9%	7.9%	-7.4%	46.0%	19.7%	7.9%
Operating Income	-90.2%	-18.1%	-94.3%	85.6%	6.7%	-45.9%
EBITDA	-89.4%	-16.5%	-85.6%	74.3%	7.1%	-38.9%

Exhibit 4: EBITDA by Business Unit
(Six Months Ended June-2007)

YTD Jun 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	46,360	134,177	62,110	23,417	17,578	283,642
COGS	(40,879)	(111,406)	(52,394)	(19,435)	(14,145)	(238,259)
Gross Income	5,481	22,771	9,716	3,982	3,433	45,383
SG&A	(187)	(7,877)	(2,634)	(1,396)	(1,633)	(13,727)
Operating Income	5,294	14,894	7,082	2,586	1,800	31,656
EBITDA	5,367	18,682	8,345	3,855	2,327	38,576

Gross Margin	11.8%	17.0%	15.6%	17.0%	19.5%	16.0%
SG&A / Sales	0.4%	5.9%	4.2%	6.0%	9.3%	4.8%
EBITDA Margin	11.6%	13.9%	13.4%	16.5%	13.2%	13.6%

Segment Contribution
% Revenues	16.3%	47.3%	21.9%	8.3%	6.2%	100.0%
% EBITDA	13.9%	48.4%	21.6%	10.0%	6.0%	100.0%

YTD Jun 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	37,011	169,349	49,180	44,023	18,203	317,766
COGS	(36,285)	(143,144)	(47,803)	(37,594)	(14,442)	(279,268)
Gross Income	726	26,205	1,377	6,429	3,761	38,498
SG&A	0	(8,882)	(2,489)	(2,537)	(1,941)	(15,849)
Operating Income	726	17,323	(1,112)	3,892	1,820	22,649
EBITDA	799	21,008	113	6,136	2,392	30,448

Gross Margin	2.0%	15.5%	2.8%	14.6%	20.7%	12.1%
SG&A / Sales	0.0%	5.2%	5.1%	5.8%	10.7%	5.0%
EBITDA Margin	2.2%	12.4%	0.2%	13.9%	13.1%	9.6%

Segment Contribution
% Revenues	11.6%	53.3%	15.5%	13.9%	5.7%	100.0%
% EBITDA	2.6%	69.0%	0.4%	20.2%	7.9%	100.0%

2006 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-20.2%	26.2%	-20.8%	88.0%	3.6%	12.0%
COGS	-11.2%	28.5%	-8.8%	93.4%	2.1%	17.2%
Gross Income	-86.8%	15.1%	-85.8%	61.5%	9.6%	-15.2%
SG&A	-100.0%	12.8%	-5.5%	81.7%	18.9%	15.5%
Operating Income	-86.3%	16.3%	-115.7%	50.5%	1.1%	-28.5%
EBITDA	-85.1%	12.5%	-98.6%	59.2%	2.8%	-21.1%

Exhibit 5: EBITDA by Business Unit and Country
(Second Quarter)

	Second Quarter 2006							Second Quarter 2007
(Ch$ million)								(Ch$ million)
	Chile	Peru				Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	2,810	4,130				0	6,940	2,281	2338					0	4,619
Tons (Intercompany)	3,203	0				(3,203)	0	3,404	0					(3,404)	0
Tons (Total)	6,013	4,130				(3,203)	6,940	5,685	2,338					(3,404)	4,619

Revenues (Third parties)	11,429	17,224				0	28,653	9,367	9,321					0	18688
Revenues (Intercompany)	13,738	0				(13,738)	0	13,912	0					(13,912)	0
Total revenues	25,167	17,224				(13,738)	28,653	23,279	9,321					(13,912)	18688
COGS	(22,061)	(15,015)				12,859	(24,217)	(23,657)	(8,906)					14,249	-18314
Gross Income	3,106	2,209				(879)	4,436	(378)	415					337	374
SG&A	0	(114)				0	(114)	0	50					0	50
Operating Income	3,106	2,095				(879)	4,322	(378)	465					337	424
EBITDA	3,141	2,094				(877)	4,358	(341)	464					340	463

Gross Margin	27.2%	12.8%					15.5%	-4.0%	4.5%						2.0%
EBITDA Margin	27.5%	12.2%					15.2%	-3.6%	5.0%						2.5%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	1,910	8,633	0	1,031	2,884	0	14,458	2,072	8,134	0	2,026	3,286	1,177	0	16,695
Tons (Intercompany)	11	92	0	44	147	(294)	0	70	471	0	473	296	0	(1,310)	0
Tons (Total)	1,921	8,725	0	1,075	3,031	(294)	14,458	2,142	8,605	0	2,499	3,582	1,177	(1,310)	16,695
Kms.	0	0	916	0	0	0	916	0	0	707	0	0	0	0	707

Revenues (Third parties)	11,079	40,500	316	3,493	16,642	0	72,030	12,684	38,368	568	5,128	19,210	6,688	0	82,646
Revenues (Intercompany)	542	472	0	84	616	(1,714)	0	674	1,475	16	1,053	1,261	0	(4,479)	0
Total revenues	11,621	40,972	316	3,577	17,258	(1,714)	72,030	13,358	39,843	584	6,181	20,471	6,688	(4,479)	82,646
COGS	(9,470)	(33,600)	(335)	(2,885)	(14,081)	2,137	(58,234)	(11,335)	(34,799)	(739)	(5,240)	(17,117)	(5,319)	4,369	(70,180)
Gross Income	2,151	7,372	(19)	692	3,177	423	13,796	2,023	5,044	(155)	941	3,354	1,369	(110)	12,466
SG&A	(592)	(2,722)	(44)	(174)	(643)	(317)	(4,492)	(611)	(2,502)	(64)	(258)	(774)	(314)	(326)	(4,849)
Operating Income	1,559	4,650	(63)	518	2,534	106	9,304	1,412	2,542	(219)	683	2,580	1,055	(436)	7,617
EBITDA	1,903	5,951	(14)	562	2,759	97	11,258	1,757	3,615	(305)	754	2,796	1,115	(336)	9,396

Gross Margin	19.4%	18.2%		19.8%	19.1%		19.2%	15.9%	13.1%	-27.3%	18.4%	17.5%			15.1%
EBITDA Margin	17.2%	14.7%		16.1%	16.6%		15.6%	13.9%	9.4%	-53.7%	14.7%	14.6%			11.4%

	Chile	Coin	Argentina			Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS
Tons (Third parties)	7,219	594	384			0	8,197	5,447	469	276				0	6,192
Tons (Intercompany)	529	0	0			(529)	0	221	0	0				(221)	0
Tons (Total)	7,748	594	384			(529)	8,197	5,668	469	276				(221)	6,192

Revenues (Third parties)	32,536	2,826	2,676			0	38,038	25,030	2,214	1,924				0	29,168
Revenues (Intercompany)	3,717	(7)	828			(4,538)	0	3,505	(1)	163				(3,667)	0
Total revenues	36,253	2,819	3,504			(4,538)	38,038	28,535	2,213	2,087				(3,667)	29,168
COGS	(30,216)	(2,242)	(2,925)			4,643	(30,740)	(26,458)	(2,002)	(2,727)				3,670	(27,517)
Gross Income	6,037	577	579			105	7,298	2,077	211	(640)				3	1,651
SG&A	(962)	(200)	(170)			(87)	(1,419)	(917)	(186)	(110)				(101)	(1,314)
Operating Income	5,075	377	409			18	5,879	1,160	25	(750)				(98)	337
EBITDA	5,573	446	481			(5)	6,495	1,621	100	(675)				(110)	936

Gross Margin	18.6%	20.4%	21.6%				19.2%	8.3%	9.5%	-33.3%					5.7%
EBITDA Margin	17.1%	15.8%	18.0%				17.1%	6.5%	4.5%	-35.1%					3.2%

	Chile	Argentina				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING
Tons (Third parties)	2,667	1,256				(16)	3,907	2,837	1,333	7,784				(1,907)	10,047
Tons (Intercompany)	0	0				0	0	0	0	0				0	0
Tons (Total)	2,667	1,256				(16)	3,907	2,837	1,333	7,784				(1,907)	10,047

Revenues (Third parties)	8,273	3,693				(79)	11,887	8,533	3,455	11,975				(1,016)	22,947
Revenues (Intercompany)	0	0				0	0	0	0	0				0	0
Total revenues	8,273	3,693				(79)	11,887	8,533	3,455	11,975				(1,016)	22,947
COGS	(6,694)	(3,234)				78	(9,850)	(7,054)	(3,174)	(10,116)				875	(19,469)
Gross Income	1,579	459				(1)	2,037	1,479	281	1,859				(141)	3,478
SG&A	(531)	(182)				(50)	(763)	(470)	(180)	(409)				(55)	(1,114)
Operating Income	1,048	277				(51)	1,274	1,009	101	1,450				(196)	2,364
EBITDA	1,476	488				(50)	1,914	1,449	312	1,783				(207)	3,337

Gross Margin	19.1%	12.4%					17.1%	17.3%	8.1%	15.5%					15.2%
EBITDA Margin	17.8%	13.2%					16.1%	17.0%	9.0%	14.9%					14.5%

	Chile						PROFILES	Chile							PROFILES
Tons (Third parties)	3,618						3,618	2,799							2,799
Tons (Intercompany)	0						0	0							0
Tons (Total)	3,618						3,618	2,799							2,799

Revenues (Third parties)	9,459						9,459	9,520							9,520
Revenues (Intercompany)	0						0	0							0
Total revenues	9,459						9,459	9,520							9,520
COGS	(7,658)						(7,658)	(7,488)							(7,488)
Gross Income	1,801						1,801	2,032							2,032
SG&A	(854)						(854)	(1,022)							(1,022)
Operating Income	947						947	1,010							1,010
EBITDA	1,215						1,215	1,301							1,301

Gross Margin	19.0%						19.0%	21.3%							21.3%
EBITDA Margin	12.8%						12.8%	13.7%							13.7%

Exhibit 6: EBITDA by Business Unit and Country
(Six Months Ended June-2007)

	YTD Jun 06							YTD Jun 07
				(Ch$ million)							(Ch$ million)
	Chile	Peru				Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	5,604	7,575				0	13,179	4,977	4,951					0	9,928
Tons (Intercompany)	6,051	0				(6,051)	0	5,127	0					(5,127)	0
Tons (Total)	11,655	7,575				(6,051)	13,179	10,104	4,951					(5,127)	9,928

Revenues (Third parties)	19,366	26,994				0	46,360	18,587	18,424					0	37,011
Revenues (Intercompany)	21,890	0				(21,890)	0	19,850	0					(19,850)	0
Total revenues	41,256	26,994				(21,890)	46,360	38,437	18,424					(19,850)	37,011
COGS	(37,382)	(24,265)				20,768	(40,879)	(38,578)	(18,017)					20,310	(36,285)
Gross Income	3,874	2,729				(1,122)	5,481	(141)	407					460	726
SG&A	0	(187)				0	(187)	0	0					0	0
Operating Income	3,874	2,542				(1,122)	5,294	(141)	407					460	726
EBITDA	3,945	2,542				(1,120)	5,367	(68)	406					461	799

Gross Margin	20.0%	10.1%					11.8%	-0.8%	2.2%						2.0%
EBITDA Margin	20.4%	9.4%					11.6%	-0.4%	2.2%						2.2%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	4,919	16,509	0	2,025	6,418	0	29,871	4,437	16,970	0	4,183	7,149	2,030	0	34,769
Tons (Intercompany)	149	401	0	108	147	(805)	0	102	660	0	726	298	0	(1,786)	0
Tons (Total)	5,068	16,910	0	2,133	6,565	(805)	29,871	4,539	17,630	0	4,909	7,447	2,030	(1,786)	34,769
Kms.	0	0	916	0	0	0	916	0	0	1,528	0	0	0	0	1,528

Revenues (Third parties)	23,705	71,399	775	6,172	32,126	0	134,177	25,311	79,641	1,168	11,204	40,937	11,088	0	169,349
Revenues (Intercompany)	1,287	1,475	0	189	616	(3,567)	0	1,044	2,124	16	1,681	1,263	0	(6,128)	0
Total revenues	24,992	72,874	775	6,361	32,742	(3,567)	134,177	26,355	81,765	1,184	12,885	42,200	11,088	(6,128)	169,349
COGS	(21,540)	(60,292)	(735)	(5,199)	(26,893)	3,253	(111,406)	(22,495)	(70,060)	(1,309)	(11,014)	(35,255)	(9,041)	6,030	(143,144)
Gross Income	3,452	12,582	40	1,162	5,849	(314)	22,771	3,860	11,705	(125)	1,871	6,945	2,047	(98)	26,205
SG&A	(1,127)	(4,562)	(43)	(318)	(1,254)	(573)	(7,877)	(1,132)	(4,573)	(144)	(523)	(1,343)	(539)	(628)	(8,882)
Operating Income	2,325	8,020	(3)	844	4,595	(887)	14,894	2,728	7,132	(269)	1,348	5,602	1,508	(726)	17,323
EBITDA	3,022	10,539	93	904	5,043	(919)	18,682	3,435	9,350	(308)	1,497	6,048	1,626	(640)	21,008

Gross Margin	14.6%	17.6%	5.2%	18.8%	18.2%		17.0%	15.3%	14.7%	-10.7%	16.7%	17.0%	18.5%		15.5%
EBITDA Margin	12.7%	14.8%	12.0%	14.6%	15.7%		13.9%	13.6%	11.7%	-26.4%	13.4%	14.8%	14.7%		12.4%

	Chile	Coin	Argentina			Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS
Tons (Third parties)	13,366	1,291	779			0	15,436	9,631	1,069	313				0	11,013
Tons (Intercompany)	1,055	0	0			(1,055)	0	501	9	0				(510)	0
Tons (Total)	14,421	1,291	779			(1,055)	15,436	10,132	1,078	313				(510)	11,013

Revenues (Third parties)	52,780	5,155	4,175			0	62,110	41,147	4,868	3,165				0	49,180
Revenues (Intercompany)	6,829	(7)	1,650			(8,472)	0	5,557	40	237				(5,834)	0
Total revenues	59,609	5,148	5,825			(8,472)	62,110	46,704	4,908	3,402				(5,834)	49,180
COGS	(51,635)	(4,077)	(5,070)			8,388	(52,394)	(45,419)	(4,548)	(3,687)				5,851	(47,803)
Gross Income	7,974	1,071	755			(84)	9,716	1,285	360	(285)				17	1,377
SG&A	(1,843)	(368)	(267)			(156)	(2,634)	(1,723)	(377)	(197)				(192)	(2,489)
Operating Income	6,131	703	488			(240)	7,082	(438)	(17)	(482)				(175)	(1,112)
EBITDA	7,170	833	630			(288)	8,345	496	158	(342)				(199)	113

Gross Margin	15.1%	20.8%	18.1%				15.6%	3.1%	7.4%	-9.0%					2.8%
EBITDA Margin	13.6%	16.2%	15.1%				13.4%	1.2%	3.2%	-10.8%					0.2%

	Chile	Argentina				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING
Tons (Third parties)	5,231	2,605				(100)	7,736	5,464	2,600	12,841				(2,016)	18,889
Tons (Intercompany)	0	0				0	0	0	0	0				0	0
Tons (Total)	5,231	2,605				(100)	7,736	5,464	2,600	12,841				(2,016)	18,889

Revenues (Third parties)	16,228	7,385				(196)	23,417	16,594	7,129	22,780				(2,480)	44,023
Revenues (Intercompany)	0	0				0	0	0	0	0				0	0
Total revenues	16,228	7,385				(196)	23,417	16,594	7,129	22,780				(2,480)	44,023
COGS	(13,139)	(6,492)				196	(19,435)	(13,700)	(6,593)	(19,506)				2,205	(37,594)
Gross Income	3,089	893				0	3,982	2,894	536	3,274				(275)	6,429
SG&A	(1,012)	(292)				(92)	(1,396)	(940)	(368)	(1,129)				(100)	(2,537)
Operating Income	2,077	601				(92)	2,586	1,954	168	2,145				(375)	3,892
EBITDA	2932	1015				(92)	3855	2818	608	3084				(374)	6136

Gross Margin	19.0%	12.1%					17.0%	17.4%	7.5%	14.4%					14.6%
EBITDA Margin	18.1%	13.7%					16.5%	17.0%	8.5%	13.5%					13.9%

	Chile						PROFILES	Chile							PROFILES
Tons (Third parties)	6,731						6,731	5,698							5,698
Tons (Intercompany)	0						0	0							0
Tons (Total)	6,731						6,731	5,698							5,698

Revenues (Third parties)	17,578						17,578	18,203							18,203
Revenues (Intercompany)	0						0	0							0
Total revenues	17,578						17,578	18,203							18,203
COGS	(14,145)						(14,145)	(14,442)							(14,442)
Gross Income	3,433						3,433	3,761							3,761
SG&A	(1,633)						(1,633)	(1,941)							(1,941)
Operating Income	1,800						1,800	1,820							1,820
EBITDA	2,327						2,327	2,392							2,392

Gross Margin	19.5%						19.5%	20.7%							20.7%
EBITDA Margin	13.2%						13.2%	13.1%							13.1%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Jun 06	YTD Jun 07	YTD Jun 06	YTD Jun 07

Cash	5,621	13,718	10	26
Time deposits and marketable securities	1,526	1,043	3	2
Accounts receivable	102,558	117,686	190	223
Accounts receivable from related companies	667	1,101	1	2
Inventories	106,371	126,260	197	240
Recoverable taxes	14,672	13,527	27	26
Prepaid expenses and other current assets	6,686	11,413	12	22
Current Assets	238,101	284,748	441	540

Property, plant and equipment (net)	152,620	167,550	283	318

Investments	12,359	6,321	23	12
Goodwill (net)	18,565	16,654	34	32
Long-term receivables	587	393	1	1
Other	12,509	10,799	23	20
Other Assets	44,021	34,167	82	65

ASSETS	434,742	486,466	806	923

Short-term bank borrowings	32,128	51,482	60	98
Current portion of long-term bank and other debt	12,579	17,235	23	33
Current portion of bonds payable	4,518	4,714	8	9
Current portion of long-term liabilities	494	2,259	1	4
Dividends payable	72	83	0	0
Accounts payable	27,090	39,498	50	75
Notes payable	1,172	1,071	2	2
Other payables	567	955	1	2
Notes and accounts payable to related companies	386	655	1	1
Accrued expenses	8,034	8,309	15	16
Withholdings payable	1,217	1,626	2	3
Deferred income	3,754	3,010	7	6
Income taxes	0	0	0	0
Other current liabilities	2,117	2,080	4	4
Current Liabilities	94,129	132,976	174	252
	0	0	0	0
Long-term bank and other debt	52,970	38,798	98	74
Bonds payable	22,907	18,189	42	35
Accrued expenses	5,091	5,748	9	11
Long-Term Liabilities	80,968	62,735	150	119

Minority Interest	11,209	25,714	21	49

Common stock	269,068	216,761	499	411
Share premium	40,848	40,851	76	78
Reserves	1,175	(5,546)	2	(11)
Retained earnings	(62,655)	12,975	(116)	25
Total Shareholders' Equity	248,436	265,041	461	503

LIABILITIES AND SHAREHOLDERS' EQUITY	434,742	486,466	806	923

1 Exchange rate on June 30 2007 US$1.00 = 526.86
Exchange rate on June 30 2006 US$1.00 = 539.44

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Jun 06	YTD Jun 07	YTD Jun 06	YTD Jun 07

Cash received from customers	304,069	357,920	564	679
Financial income received	606	1,745	1	3
Dividends and other distributions	59	-	0	-
Other incomes	3,703	1,948	7	4
Payments to suppliers and employees	(329,186)	(353,926)	(610)	(672)
Interests paid	(5,486)	(5,001)	(10)	(9)
Income taxes paid	(2,459)	(3,442)	(5)	(7)
Other expenses	(294)	(3,215)	(1)	(6)
Added Value Tax and others	(2,570)	1,217	(5)	2
Cash Flow from Operating Activities	(31,557)	(2,754)	(59)	(5)

Sale of Property, Plant and Equipment	2,502	437	5	1
Sale of permanent investments	-	0	-	0
Sale of other investments	-	-	-	-
Other proceeds from investments	125	3,895	0	7
Acquisition of fixed assets	(5,618)	(11,014)	(10)	(21)
Permanent investments	(4)	(6,801)	(0)	(13)
Other disbursements	-	(13)	-	(0)
Cash Flow used in Investing Activities	(2,995)	(13,497)	(6)	(26)

Issuance of shares	9,641	316	18	1
Loans obtained	97,178	87,227	180	166
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(431)	(669)	(1)	(1)
Capital distributions	-	(2,664)	-	(5)
Repayments of bank borrowings	(69,466)	(68,810)	(129)	(131)
Repayments of bonds	(2,139)	(2,234)	(4)	(4)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	(1,583)	-	(3)	-
Others	-	-	-	-
Cash Flow provided by Financing Activities	33,201	13,167	62	25

Net Cash Flow for the Period	(1,352)	(3,084)	(3)	(6)

Effect of price-level restatements on cash and cash equivalents	717	(33)	1	(0)

Net increase in cash and cash equivalents	(635)	(3,117)	(1)	(6)

Cash and cash equivalents at the beginning of year	8,105	17,879	15	34

Cash and cash equivalents at end of the period	7,470	14,762	14	28

_____________________
1 Exchange rate on June 30 2007 US$1.00 = 526.86
Exchange rate on June 30 2006 US$1.00 = 539.44